June 19, 2009

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-6010

Attention:	Tom Kluck, Branch Chief
Jerard T. Gibson, Attorney-Advisor

RE:	CME Group Inc. Form 10-K for the fiscal year ended December 31, 2008, filed March 2, 2009 and the Definitive Proxy Statement on Schedule 14A, filed March 31, 2009, File No. 001-31553

Dear Mr. Kluck:

CME Group Inc. has received the comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter, dated May 5, 2009, regarding the Commission’s review of the above-referenced Company filing (the “Comment Letter”). The Company hereby submits its response to the Staff’s comment contained in the Comment Letter, as set forth below. For the convenience of the Staff, each of the Staff’s comments has been reproduced below and is set forth in bold and italics immediately prior to the Company’s response.

Form 10-K for the fiscal year ended December 31, 2008

Item 5.	Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Dividends, page 42

1.	In future filings, please provide more detailed disclosure regarding the provisions of your existing credit facility which materially limit your ability to pay dividends or advise us why such revision is not necessary. Refer to Item 201(c)(1) of Regulation S-K.

Response: We note the Staff’s comment and the Company’s future filings will contain more detailed disclosure regarding the provisions of any of our existing credit facilities and/or indentures which materially limit our ability to pay dividends. The following disclosure was included in the Company’s Quarterly Report for the quarter ended March 31, 2009 filed with the Commission on May 8, 2009 (the “Quarterly Report”):

Page 31:

The indentures governing our floating and fixed rate notes, our 364-day credit facility for $600.0 million and our revolving credit and term loan agreement for $1.4 billion due 2011 do not contain specific covenants that restrict the ability to pay dividends. These documents, however, do contain other customary financial and operating covenants that place restrictions on the operations of the company, which could indirectly affect the ability to pay dividends.

For example, under our revolving credit and term loan agreement, we are required to remain in compliance with a consolidated net worth test, defined as our consolidated shareholders’ equity as of June 30, 2008 on a pro forma basis to give effect to the NYMEX Holdings merger and to give effect to the share repurchases made and special dividends paid, but only up to the amount of such repurchases and dividends publicly announced and made or paid within 18 months after August 22, 2008 (and in no event greater than $1.5 billion in the aggregate for such repurchases and dividends), multiplied by 0.65.

In addition, our 364-day credit facility contains a requirement that CME remain in compliance with a consolidated tangible net worth test, defined as consolidated shareholders’ equity less intangible assets (as defined in the agreement), of not less than $96.0 million. In the event CME elects to increase the facility, the minimum consolidated tangible net worth test will increase ratably up to $120.0 million. CME Group, as a holding company, has no operations of its own. Instead, it relies on dividends declared and paid to it by its subsidiaries, including CME, in order to provide a portion of the funds which it uses to pay dividends to its shareholders.

CME Group and its subsidiaries are also required to comply with restrictions contained in the General Corporation Laws of its state of incorporation which could also limit its (or their) ability to declare and pay dividends. The decision to pay dividends is also subject to the discretion of each entity’s board of directors.

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 55

2.	Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, material impact on your revenues or income in any material way. For example, we note your disclosure on page 6 of the business section regarding the decline of open interest of CME and CBOT during 2008 and the risk factor on page 32 regarding the decrease in trading volume of Eurodollar options contracts in 2008. We also note your disclosure in the MD&A section on pages 48 and 56-59 that discusses the decrease in trading volume for certain products in 2008. In future filings, please revise your MD&A discussion to address this trend and the resulting impact on revenues and operating income, or tell us why you believe it is not a material trend. Refer to Item 303 (a)(3)(i) and (ii) of Regulation S-K.

Response: We note the Staff’s comments and will include disclosure in future filings that discusses known material trends and uncertainties that will have, or that are reasonably likely to have, a material impact on our revenues or income. Our Quarterly Report contained the following disclosure regarding the impact of the current credit crisis on the volume of our interest rate products:

Page 24:

Interest Rate Products

In the first quarter of 2009, the global credit crisis and the Federal Reserve Bank’s zero interest rate policy for short term interest rates were the primary contributors to the overall decrease in interest rate volume. We believe the credit crisis has led to increased risk aversion, distorted historical relationships within the interest rate markets and reduced debt issuance. As long as these conditions are present and in the absence of offsetting events and circumstances, we expect to continue to see lower interest rate trading volume in 2009 when compared with 2008.

Operating Revenues, page 56

3.	Please note that you should disclose in quantitative terms the extent to which changes in revenues from one period to the next were attributable to changes in prices as opposed to changes in volume. Please ensure that you address these matters in future filings. Refer to Item 303 (a)(3)(iii) of Regulation S-K.

Response: We note the Staff’s comments and will include additional disclosure in future filings that discuss the extent to which changes in revenues were attributable to changes in prices as opposed to changes in volume.

The following disclosure was included in the Quarterly Report:

Page 26:

Volume/Rate Analysis

Average rate per contract is impacted by our rate structure, which includes volume-based incentives; product mix; trading venue, and the percentage of trading volume executed by customers who are members compared with non-member customers. Due to the relationship between average rate per contract and volume, the change in revenue attributable to changes in each is only an approximation. Using the total volume and average rate per contract data provided in the table above, we estimate that clearing and transactions fees revenues increased by $169.5 million due to the increase in average rate per contract and decreased by $166.7 million due to the decline in total volume, resulting in a net increase in revenues in the first quarter of 2009 when compared with the same period in 2008.

Definitive Proxy Statement on Schedule 14A filed on March 31, 2009

Corporate Governance, page 15

4.	In future filings, please disclose whether you have adopted a code of ethics that applies to your principal executive, principal financial officer, principal accounting officer or controller, or persons performing similar functions per the requirements set forth in Item 406 (a) or Regulation S-K.

Response: We note the Staff’s comment and will include disclosure in the proxy statement clarifying that our Code of Conduct applies to all of our employees, including our Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and other senior financial officers.

Compensation Discussion and Analysis

Overview, page 24

5.	Please be advised that the Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. For instance, we note that there are appreciable differences between the levels of compensation (e.g. base salary and non-equity incentive plan compensation) received by your named executives. In future filings, please explain the reasons for the differences in the amounts of compensation awarded to the named executive officers.

Response: We note the Staff’s comment. The differences between the allocation of compensation of our Chief Executive Officer and the other named executive officers are primarily the result of the differences in the responsibilities of such officers and are also influenced by the results of our benchmarking practices. The Company has not adopted a policy whereby the compensation of the Chief Executive Officer or any other named executive officer must be a certain multiple higher or lower than any of the other named executive officers. As discussed in the Compensation Discussion & Analysis section on page 36, the Company broadly targets total compensation levels at the median (50th percentile) of the market. Differences in the compensation levels for the named executive officers is based on the role and responsibilities of the individual within the organization, level of competitive demand for the individual’s talent in the industry and the results of the Company’s benchmarking studies for similarly situated positions in the marketplace. In future filings, the Company will include additional disclosure consistent with the foregoing.

Base Pay, page 28

6.	We note that individual base salaries are intended to be appropriate in light of the nature and responsibility of the respective positions. In future filings, please include the specific individual factors that the compensation committee considered in determining annual salary increases. For instance, we note on page 42 that Mr. Parisi received an increase in salary while the others executives’ salaries remained unchanged. Refer to Item 402 (b)(2)(v) of Regulation S-K. Please tell us how you intend to comply.

Response: We note the Staff’s comments. The Company undertakes to include additional disclosure in future filings of the factors considered by the compensation committee in approving any future salary increases for any of our named executive officers.

Bonus, page 29

7.	We note your reference to a pre-determined cash earnings target of $912 million that was used to determine the cash bonus amounts payable to your named executive officers; however, it is not clear from disclosure what specific goals for each named executive officer required achievement in order to receive the bonus payment. In future filings, please include the analysis used by the committee to determine each executive’s individual performance of the pre-established objectives. We also note the additional metric of anticipated synergy targets resulting from your completed mergers, which was considered in connection with the bonus payment. Also, include the pre-determined merger-related milestones for the year and explain whether each of the named executive officers had different synergy savings targets as part of such officer’s performance evaluation. Refer to Item 402 (b)(2)(v) and Instruction 4 to Item 402 (b) and Item 302 (b)(2)(vii) of Regulation S-K. Please tell us how you intend to comply.

Response: We note the Staff’s comment and undertake to provide enhanced disclosure in future filings. As described on page 31 of the proxy statement, in 2008, individual performance influenced approximately 30% of the annual bonus awards for our senior management group. Performance initiatives and goals for the senior management group are approved by the board of directors on an annual basis. The senior management group is responsible for achieving these goals. For the Management Team, including the CEO and the President, the goals are designed overall to grow the business and create value for our shareholders.

The following is a general summary of the 2008 goals for the Management Team:

•	Globalize the business by generating growth in each of the following regions: Europe, Middle East, Africa, Asia and Latin America.

•

Serve the over-the-counter markets through the extension of the Company’s reach by developing and providing over-the-counter products and services, leveraging existing initiatives and developing other opportunities through acquisitions or strategic partnerships.

•	Grow the core business by accelerating growth in each of the Company’s existing product lines: interest rates, foreign exchange, commodities and equities.

For the Executive Chairman, the goals are tailored to his specific role of leading our board of directors, ensuring its effective operation and serving as a valuable representative of the Company with our investors and regulators. For example, Mr. Duffy is responsible for ensuring effective communication amongst the board and the senior management group, participating in key strategic discussions and decision making, such as the NYMEX Holdings transaction and participating in investor conferences, providing testimony and other education to members of the government and regulatory organizations.

As described in the proxy statement, the performance of the Executive Chairman, CEO and President are reviewed on an annual basis at the board level with the Executive Chairman being reviewed by the entire board during an executive session and the CEO and the

President being reviewed by the executive committee. The performance of the other named executive officers is evaluated by the CEO and the President. During these reviews, the annual accomplishments of each individual are compared against the applicable goals along with the individual’s role in contributing to the overall accomplishments of the Company. The compensation committee takes into consideration these performance evaluations in approving annual bonus awards. However, because the performance goals are qualitative in nature, the compensation committee has not adopted a specific formula that ties individual performance into a specific bonus amount.

We will also include disclosure clarifying that the synergy target was an overall target for the Company. Although different areas of the Company were required to generate the synergies, no specific synergy milestone was included as part of the performance objective tied to the annual bonus payments for any individual named executive officer. The only requirement was that the overall target be achieved.

Equity Grant practices, page 33

8.	We note on page 44 under the Grants of Plan-Based Awards table that the approved 2008 equity grants were based on pre-established formulas under your equity program. In future filings, please expand your disclosure to include such formulas or, alternatively, explain why you believe such disclosure is not material.

Response: We note the Staff’s comment. The pre-established formulas are based upon a percentage of base pay as described in the Compensation Discussion & Analysis on page 34 of the proxy statement. In future filings, the Grants of Plan-Based Awards table will include a reference to the disclosure contained in the CD&A for the calculation of the equity awards. The following is the disclosure that was contained in the 2009 proxy statement:

In 2008, the named executive officers received the following equity awards:

Name	Annual Equity Award Target as % of Base Pay	2008 Annual Equity Award Target	Annual Equity Award Maximum as % of Base Pay	2008 Annual Equity Award Maximum	2008 Annual Equity as % of Target	2008 Annual Equity Award(1)
Craig S. Donohue	300%	$2,550,000	345%	$2,932,500	100%	$2,549,427
James E. Parisi	125%	468,750	144%	539,063	100%	468,438
Terrence A. Duffy	175%	1,662,500	201%	1,911,875	100%	1,661,494
Phupinder S. Gill	175%	1,050,000	201%	1,207,500	100%	1,050,477
Bryan T. Durkin	125%	625,000	144%	718,750	100%	623,944

(1)	Actual value of equity awards in 2008 was calculated using the closing price on the date of the grant on June 16, 2008 of $419.41. Differences in actual values from target values is due to rounding to the nearest five shares for vesting purposes for actual grants.

Senior Management Equity Opportunities, page 34

9.	In future filings, please expand your disclosure to include the specific individual objectives that the compensation committee considered in determining equity opportunities. Please describe how the targets were derived and discuss in more detail the actual performance of each executive relative to the targets. Refer to Item 402 (b)(2)(vii) of Regulation S-K. Please tell us how you intend to comply.

Response: We note the Staff’s comment. As disclosed on page 34 of the Compensation Discussion & Analysis, equity awards are based upon a percentage of the salary of the named executive officer. The target level, which is based upon a percentage of base salary, was derived through our benchmarking process. The committee has the discretion to adjust the awards in a range of 15% above or below this level based on individual performance. No specific performance metrics are tied to the annual grant of equity. In future filings, to the extent that the committee were to exercise its discretion to increase or decrease an award, the Company will include additional disclosure on the actual performance factors considered in utilizing such discretion.

Acknowledgement

In connection with the Company’s response to the Staff’s comments, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions, concerns or additional comments regarding the foregoing, please contact me at (312) 930-3488 (phone) or (312) 930-4556 (fax).

Sincerely,

Kathleen M. Cronin
Managing Director, General Counsel and Corporate Secretary